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Long-Term Care Insurance Outline of Coverage
For Long-Term Care Benefits Rider ICC26LTCBR-901 & ICC26LTCBR-903

The Lincoln National Life Insurance Company
(the “Company”) A Stock Company
Administrator Mailing Address: [PO Box 21008, Greensboro, NC 27420-1008]
[(800) 962-1654]

NOTICE TO BUYER: The Long-Term Care Benefits Rider described in this outline may not cover all of the costs associated with long-term care incurred by the Insured during the period of coverage. The buyer is advised to review carefully all policy and Rider limitations.
CAUTION: The issuance of the Long-Term Care Benefits Rider is based on the responses to the questions on your application for the Long-Term Care Benefits Rider and the policy to which it is attached. A copy of your application will be attached to any issued policy. If any answers in your application are incorrect or untrue, the Company has the right to deny benefits or rescind the Rider. The best time to clear up any questions as to the accuracy of any answers in your application is now, before a claim arises! If, for any reason, any answers are incorrect, contact the Company at the Administrator Mailing Address shown above.
1.
INDIVIDUAL COVERAGE.
The Long-Term Care Benefits Rider (the “Rider”) is attached to, and made a part of, an individual life insurance policy.
2.
PURPOSE OF OUTLINE OF COVERAGE.
This Outline of Coverage provides a very brief description of the important features of the Rider. You should compare this Outline of Coverage to outlines of coverage for other policies and riders available to you.
This is not an insurance contract, but only a summary of coverage. Only the Rider and the individual life insurance policy to which it is attached contain the governing contractual provisions. This means that the Rider and the policy set forth in detail the rights and obligations of both you and the insurance company. Therefore, if you purchase this coverage, or any other coverage, it is important that you READ YOUR POLICY AND RIDER CAREFULLY!
3.
FEDERAL TAX CONSEQUENCES.
This Rider is intended to be a federally tax-qualified long-term care insurance contract under Section 7702B(b) of the Internal Revenue Code of 1986, as amended.
4.
TERMS UNDER WHICH THE RIDER MAY BE CONTINUED IN FORCE OR DISCONTINUED.
Renewability
THIS RIDER IS NON-CANCELABLE. This means that you have the right, subject to the terms of your policy and Rider, to continue this Rider in force for as long as your policy stays in force. The Company cannot change any of the terms of your Rider on its own and cannot increase the rate shown in your policy that is used to calculate the monthly rider charge.
Waiver of Premium
This Rider does not contain a waiver of premium or waiver of rider charge provision.

Lincoln Financial is the marketing name for Lincoln National Corporation and its affiliates.

5.
TERMS UNDER WHICH THE COMPANY MAY INCREASE RIDER CHARGE RATES.
The Company cannot increase the rate shown in your policy that is used to calculate the monthly rider charge.
6.
TERMS UNDER WHICH THE RIDER MAY BE RETURNED AND RIDER CHARGES REFUNDED.
The Rider may be returned for any reason to any insurance agent of the Company, or to the Company at the Administrator Mailing Address shown above within 30 days after its receipt. If returned, the Rider will be considered void from the Policy Date and the Company will refund all charges deducted for the Rider as a credit to the policy within 30 days of the return.
The monthly rider charge deducted for this Rider on the Monthly Anniversary Day immediately preceding the date the Insured dies or the date policy and Rider terminate at your request will be returned as a credit to the policy, as described in the Rider’s “Termination of Rider” provision. If the policy and Rider terminate on a Monthly Anniversary Day, no rider charges will be returned.
7.
THIS IS NOT MEDICARE SUPPLEMENT COVERAGE.
If you are eligible for Medicare, review the “Guide to Health Insurance for People with Medicare” available from the Company upon request. Neither the Company nor its agents represent Medicare, the federal government or any state government.
8.
LONG-TERM CARE COVERAGE.
Policies and riders of this category are designed to provide coverage for one or more necessary diagnostic, preventive, therapeutic, rehabilitative, maintenance, or personal care services, provided in a setting other than an acute care unit of a hospital, such as in a nursing home, in the community, or in the home.
The Rider provides coverage by reimbursing costs incurred by the Insured during the period of coverage for the Covered Services listed in the Rider, or by monthly indemnity payments without regard to costs incurred, subject to the terms and conditions of the Rider.
9.
BENEFITS PROVIDED BY THE RIDER.
This Rider will provide a pool of available benefits. This pool can be accessed each Policy Month in an amount up to the Maximum Monthly LTC Benefit. The LTC Benefit Pool and Maximum Monthly LTC Benefit under the Rider are equal to the greater of the separately calculated reference values as described in the Benefits section of the Rider. Unless you request a decrease in the Policy’s Specified Amount or a partial surrender (i.e. withdrawal) under the policy, the LTC Benefit Pool will never be less than the Initial LTC Benefit Pool shown in your policy minus the sum of any benefits paid under the Rider, and the Maximum Monthly LTC Benefit will never be less than the Initial Maximum Monthly LTC Benefit shown in your policy.
Benefits under the Rider are first paid by accelerating both the policy’s Specified Amount and Accumulation Value until the Specified Amount and Accumulation Value have both been reduced to zero, then continue subject to the terms and conditions of the Rider until the Rider’s LTC Benefit Pool equals zero.
Once all Benefit Conditions listed in the Rider and in the “Eligibility for Payment of Benefits” section below are satisfied, the Company will pay an amount not to exceed the Rider’s Maximum Monthly LTC Benefit each month until the LTC Benefit Pool equals zero to:
a.
reimburse the costs incurred and actually paid by the Insured for any Covered Service or combination of Covered Services; and
b.
pay Indemnity Choice Option benefits, a requested amount no greater than the Maximum Monthly LTC Benefit (Indemnity), paid monthly and without regard to costs incurred.

This rider includes a CareFlex Plus Benefit that is a separate benefit amount available as a part of the Reimbursement Option. The amount payable for all CareFlex Plus Benefits provided while the rider is in force is limited to no more than the CareFlex Plus Benefit Pool shown in the Policy Specifications. Reimbursements for CareFlex Plus are part of, and are limited by, the LTC Benefit Pool but will not reduce the available Maximum Monthly LTC Benefit (Reimbursement) for other Covered Services paid during the same Policy Month.
There is no deductible period or elimination period which must be satisfied in order to be eligible for benefits under this Rider.
Subject to the terms and conditions of the Rider and the policy to which it is attached, the following Covered Services may be available for reimbursement to the extent that such services are Qualified Long-Term Care Services prescribed in the Plan of Care:
INSTITUTIONAL BENEFITS
Facility Services
Qualified Long-Term Care Services, including room and board, provided to the Insured while he or she is confined to a Nursing Home or Assisted Living Facility as defined in the Rider.
Bed Reservation – The expense incurred by the Insured to reserve the Insured’s bed in a Nursing Home while he or she is temporarily absent during a stay in a Nursing Home and is charged to reserve accommodations.

NON-INSTITUTIONAL BENEFITS
Adult Day Care Services
Care provided by a state licensed or certified program, for a specified number of individuals, providing social or health-related services, or both, during the day in a community group setting for the purpose of supporting frail, impaired elderly or other disabled adults who can benefit from care in a group setting outside the Home as defined in the Rider.
Care Planning Services
Services provided for the Insured by a Care Planning Agency under the direction of a Licensed
Health Care Practitioner.
Home Health Care Services
Necessary and appropriate Home Health Care services which are prescribed in the Insured’s Plan of Care and which are provided by a Home Health Care Agency to the Chronically Ill Insured at the Insured’s Home as defined in the Rider.
Homemaker Services
Services which provide assistance with activities necessary to or consistent with the Insured’s ability to remain in their residence, that are provided under a Plan of Care prescribed by a Licensed Health Care Practitioner.
Hospice Services
Services given to provide palliative care to alleviate the physical, emotional, social, and spiritual discomforts of the Insured who is in the terminal phases of life. Hospice Services must be provided by an organization that meets Federal certification requirements as a hospice, or is licensed, certified or registered to provide such care according to the laws of the state or jurisdiction in which it operates.

Maintenance and Personal Care Services
Services which provide assistance with the Activities of Daily Living provided by a skilled or unskilled person under a Plan of Care prescribed by a Licensed Health Care Practitioner.
Respite Care Services
Short-term care services provided for the Insured in an institution, in the Insured’s Home as defined in the Rider, or in a community-based program to provide temporary relief for the Insured’s unpaid caregiver while the caregiver is unavailable to provide care such as while the Insured’s caregiver is on vacation.
Alternative Care Services
Qualified Long-Term Care Services that are not covered under any of the Covered Services listed above, but which are prescribed in the Insured’s Plan of Care and which the Insured, the Insured’s Licensed Health Care Practitioner and the Company mutually agree would be the most appropriate and cost-effective way to meet the Insured’s long-term care needs.
CareFlex Plus Benefit
Qualified Long-Term Care Services which are designed to enable the Insured to remain safely at Home or are prescribed by a Licensed Health Care Practitioner in the Insured’s Plan of Care. CareFlex Plus benefits include Caregiver Training, Durable Medical Equipment, Home Modification, Emergency Medical Response System, Home Safety Assessment, and Provider Care Assessment.
ELIGIBILITY FOR PAYMENT OF BENEFITS
The following Benefit Conditions must be met to qualify for benefits under the Rider:
a.
The total benefits paid to date under the Rider must not have reduced the LTC Benefit Pool to zero.
b.
The Insured must be Chronically Ill as defined in the Rider and below.
c.
A Licensed Health Care Practitioner, who has evaluated the Insured, must certify that the Insured is Chronically Ill, as defined in the Rider, and develop and prescribe a Plan of Care in accordance with the Rider’s definition of “Plan of Care”. A Licensed Health Care Practitioner of our choice will certify that the Insured is Chronically Ill and develop, review, modify or approve the Plan of Care. The Insured must receive the Covered Services prescribed under the Plan of Care while the Rider is in force, other than benefits received under the Rider’s “Benefits After Lapse” and “Nonforfeiture Benefit” provisions.
d.
At least once every 12 months after a Licensed Health Care Practitioner initially certifies that the Insured is Chronically Ill, and for as long as the Insured continues to be Chronically Ill, a Licensed Health Care Practitioner must again:
1.
certify to us that the Insured is Chronically Ill; and
2.
either prescribe a new Plan of Care, or reconfirm the existing Plan of Care.
Once we confirm that the Insured has been certified as Chronically Ill, certification may not be rescinded, and additional certifications may not be performed until after the expiration of the 90 day period.

“Chronically Ill” (“Chronic Illness”) means a state of health where the Insured:
a.
is unable to perform, without Substantial Assistance as defined below from another individual, at least 2 of the Activities of Daily Living described below:
1.
for a period of at least 90 days; and
2.
as a result of loss of functional capacity; or
b.
requires Substantial Supervision to protect the Insured from threats to health and safety caused by a Severe Cognitive Impairment, as defined below.
The term “Chronically Ill” shall not include an Insured who otherwise meets the requirements stated above unless, within the preceding 12 month period, a Licensed Health Care Practitioner has certified that the Insured meets the requirements of this provision.
The 6 “Activities of Daily Living” are:
a.
Bathing: The Insured’s ability to wash himself or herself in a tub or shower (including the task of getting into or out of the tub or shower), or else to wash himself or herself by sponge bath.
b.
Continence: The Insured’s ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the Insured’s ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).
c.
Dressing: The Insured’s ability to put on and take off all essential items of clothing and any necessary braces, fasteners or artificial limbs.
d.
Eating: The Insured’s ability to feed himself or herself by getting food into the body from a receptacle (such as a plate, cup, or table) or by a feeding tube or intravenously.
e.
Toileting: The Insured’s ability to get to and from the toilet, get on and off the toilet, and perform personal hygiene associated with the use of the toilet.
f.
Transferring: The Insured’s ability to get into or out of a typical bed, chair, or wheelchair.
“Severe Cognitive Impairment” means severe deterioration or severe loss in the Insured’s intellectual capacity that is measured and confirmed by objective clinical evidence and standardized tests that reliably identify and measure severe impairment in the following areas:
1.
the Insured’s short- or long-term memory;
2.
the Insured’s orientation as to person, such as who they are, place, such as their location, and time, such as day, date, and year; and
3.
the Insured’s deductive or abstract reasoning, including judgment as it relates to safety awareness.
“Substantial Assistance” means hands-on assistance, or the presence of another person within arm’s reach, which is necessary to assist the Chronically Ill Insured with the performance of an Activity of Daily Living by physical intervention, and to prevent injury to the Insured while the Insured is performing an Activity of Daily Living.
“Substantial Supervision” means continual supervision that may include cueing by verbal prompting, gestures, or other demonstrations by another person who is physically present with the Chronically Ill Insured that is necessary to protect the Insured from death or serious threats to the Insured’s health or safety arising from the Insured’s Severe Cognitive Impairment.

Benefit Payment Option Election
Upon the initial long-term care claim, the Owner must elect one of two Benefit Payment Options as described below. Once the Benefit Payment Option has been chosen, the election is irrevocable and cannot be changed for the life of the Rider.
Each option affects the amount of your benefit payments and claim administration differently. As shown on the Policy Specifications, the Indemnity Choice Option provides a modified Monthly Maximum LTC Benefit compared to the Reimbursement Option.
Reimbursement Option – The Owner elects to receive benefit payments based on receipts for Covered Services that are submitted during the claim occurrence. The total benefit payments in any month cannot be greater than the Maximum Monthly LTC Benefit for the Reimbursement Option.
Indemnity Choice Option – The Owner elects an Indemnity benefit payment that will be paid each month during the claim occurrence without regard to the number of days of services received or the actual expenses incurred. The specific benefit payment amount requested cannot be greater than the Maximum Monthly LTC Benefit for the Indemnity Choice Option.
International Benefits
The Rider provides for benefits for Nursing Home Care Services or Assisted Living Facility Services received outside of the United States or its territories and possessions (collectively, “United States”), subject to the terms and conditions described in the Rider. The amount payable each calendar month for such services is limited to the Rider’s Maximum Monthly LTC Benefit.
International Benefits are limited to the number of months shown in the Policy Specifications.
10.
LIMITATIONS AND EXCLUSIONS.
Pre-Existing Conditions
The Rider does not exclude pre-existing conditions.
Non-eligible Levels of Care
The Rider only provides benefits for services that are Qualified Long-Term Care Services as defined in the Rider which are prescribed in the Plan of Care. The Rider does not provide benefits for services which do not meet those criteria.
Exclusions, Exceptions and Limitations
The Rider will not provide benefits for:
a.
treatment or care due to alcoholism or drug addiction;
b.
treatment arising out of an attempt at suicide, (whether sane, mentally or psychologically impaired or insane), or an intentionally self- inflicted injury;
c.
treatment provided in a Veteran’s Administration or government facility, unless the Insured or the Insured’s estate is charged for the confinement or services or unless otherwise required by law;
d.
loss to the extent that benefits are payable under any of the following:
1.
Medicare, including that which would have been payable but for the application of a deductible or a coinsurance amount, or any other governmental programs, (except Medicaid);
2.
state or Federal workers’ compensation laws;
3.
employer’s liability laws;

4.
occupational disease laws; and
5.
any motor vehicle no-fault laws;
e.
confinement or care received outside the United States or its territories and possessions, other than benefits for Nursing Home Care Services and Assisted Living Facility Services as described in the “International Benefits” provision;
f.
services provided by a facility, agency, or provider that does not meet the Rider’s definition for each of these, except as described in the Rider;
g.
reimbursement for services provided by an Immediate Family Member, unless the Immediate
Family Member providing the service meets the criteria described in the Rider; and
h.
reimbursement for services for which no charge is or would normally be made in the absence of insurance.
Reduction of Benefit Payment Due to Debt
A benefit paid under the Rider will be first used to repay a portion of any outstanding Debt, as described in the Rider.
THE LONG-TERM CARE BENEFITS RIDER MAY NOT COVER ALL THE EXPENSES ASSOCIATED WITH YOUR LONG- TERM CARE NEEDS.
11.
RELATIONSHIP OF COST OF CARE AND BENEFITS.
Because the cost of long-term care services will likely increase over time, you should consider whether and how the benefits provided under the Rider may be adjusted.
Market Values
Market Values are values used to calculate benefits including the Market Pool Value and the Market Monthly Value. These values may increase or decrease daily as described in the Rider.
Protected Values
Protected Values are values used to calculate benefits including the Protected Pool Value and the Protected Monthly Value. Impacts and interactions for these values are described in the Rider. If the Value Protection Rider is no longer in effect for your Policy, the Protected Values will not update on any future Policy Anniversary.
If your Rider is not issued with inflation increases, the Protection Values provide an increasing minimum that updates proportionally to the Market Values, but does not decrease.
If your Rider is issued with inflation increases, Inflation Values provide an increasing minimum that updates at a 5% compound rate every year. You may request that inflation be cancelled. After this request, the Protected Values will not update on any future Policy Anniversary.
Increases or Decreases in Policy Specified Amount
If you request to increase or decrease the policy’s Specified Amount, the Protected Values, LTC Benefits, and Market Values will be adjusted to reflect the change as described in the Rider.
Any request to increase your Policy’s Specified Amount must be approved by Us, and is subject to Evidence of Insurability and the terms and conditions described in the Policy.

Monthly Rider Charge
Your monthly rider charge is calculated based on the Protected Pool Value, Policy Accumulation Value and Death Benefit in effect on each Monthly Anniversary Day. The rates shown in your policy that are used to calculate the Monthly Rider Charge will not increase. However, the Monthly Rider Charge for your Rider may increase or decrease as the Protected Pool Value, Policy Accumulation Value and Death benefit change.
The chart below gives examples of the increased Monthly Rider Charge as a result of each annual inflation increase. Your actual Monthly Rider Charges will be different from the examples shown depending on your sex, issue age, rate class, Initial LTC Benefit Pool, whether or not benefits have been paid under your Rider, and on Your Policy Death Benefit and Accumulation Value. Because the Policy Accumulation Value changes often, these are sample values as of issue and several anniversaries and are not necessarily representative of every month.

Monthly Rider Charge after annual 5% Compound Inflation Increase Initial LTC Benefit Pool: $120,000 (Initial Maximum Monthly LTC Benefit: $5,000)
Male Rate Class: Preferred Issue Age: 50	Charge at Issue for Policy Month 1	Month of Anniversary 1	Month of Anniversary 2	Month of Anniversary 3	Month of Anniversary 4
a. LTC Acceleration Charge Rate	0.41311	0.41311	0.41311	0.41311	0.41311
b. Policy Death Benefit / Net Amount at Risk Discount Factor / 1,000	$119.90	$119.90	$119.90	$134.00	$165.21
c. Policy Accumulation Value / 1,000	$16.05	$29.71	$43.83	$58.44	$73.89
d. LTC Extension Charge Rate	2.89035	2.89035	2.89035	2.89035	2.89035
e. Protected Pool Value / 1,000 but never less than (b)	$150.00	$157.50	$165.38	$173.64	$182.33
LTC Acceleration Charge	$42.90	$37.26	$31.42	$31.10	$37.49
LTC Extension Charge	$87.00	$108.67	$131.44	$115.41	$51.10
Total LTC Rider Charge	$129.90	$145.93	$162.86	$146.51	$88.59
Female Rate Class: Couples Discount Preferred Issue Age: 45	Charge at Issue for Policy Month 1	Month of Anniversary 1	Month of Anniversary 2	Month of Anniversary 3	Month of Anniversary 4
a. LTC Acceleration Charge Rate	0.27138	0.27138	0.27138	0.27138	0.27138
b. Policy Death Benefit / Net Amount at Risk Discount Factor / 1,000	$119.90	$119.90	$119.90	$123.81	$156.59
c. Policy Accumulation Value / 1,000	$14.89	$25.35	$35.47	$45.17	$58.25
d. LTC Extension Charge Rate	9.49955	9.49955	9.49955	9.49955	9.49955
e. Protected Pool Value / 1,000 but never less than (b)	$150.00	$157.50	$165.38	$173.64	$182.33
LTC Acceleration Charge	$28.50	$25.66	$22.91	$21.55	$26.68
LTC Extension Charge	$285.93	$357.17	$431.98	$466.20	$244.67
Total LTC Rider Charge	$314.43	$382.83	$454.90	$487.75	$271.35

The graph below provides a comparison of the Maximum Monthly LTC Benefit provided by a Rider where the annual 5% compound inflation increase was purchased every year for the first 20 Policy Years, versus a Rider with no inflation increases. These examples assume that no benefits have been paid under the Rider, and that there is no increase in the Rider’s Maximum Monthly LTC Benefit as a result of increases in the policy’s Accumulation Value or Specified Amount.

12.
ALZHEIMER’S DISEASE AND OTHER ORGANIC BRAIN DISORDERS.
This Rider will provide benefits for Qualified Long-Term Care Services prescribed in the Plan of Care resulting from a clinical diagnosis of Alzheimer’s Disease or related degenerative and dementing illnesses, subject to the terms of this Rider.
13.
RIDER CHARGES.
The monthly rider charge for the Rider will be deducted as part of the policy’s Monthly Deduction. The rate used to calculate the monthly rider charge for your Rider is shown in your policy.
14.
ADDITIONAL FEATURES.
Medical Underwriting
The issuance of this Rider is subject to medical underwriting.
Nonforfeiture
The “Nonforfeiture Benefit” provision in the Rider provides for a limited amount of paid-up long-term care insurance if the policy and Rider terminate after having been in force for at least 3 years, subject to the terms and conditions of the provision. There is no additional charge for this benefit.
Benefit Transfer Rider
If the Benefit Transfer Rider is attached to your policy, and you are the Beneficiary of an Eligible Policy as defined in the Benefit Transfer Rider, you may be able to purchase an amount of paid-up long-term care benefit with the death benefit proceeds payable under that Eligible Policy, subject to the terms and conditions of the Benefit Transfer Rider.
15.
CONTACT THE STATE AGENCY LISTED IN THE NAIC’S “A SHOPPER’S GUIDE TO LONG-TERM CARE INSURANCE” IF YOU HAVE GENERAL QUESTIONS REGARDING LONG-TERM CARE INSURANCE. CONTACT THE LINCOLN NATIONAL LIFE INSURANCE COMPANY IF YOU HAVE SPECIFIC QUESTIONS REGARDING THE LONG-TERM CARE BENEFITS RIDER DESCRIBED IN THIS OUTLINE.